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                               November 9, 2022

       Maria Echevarria
       Chief Financial Officer
       Gaucho Group Holdings, Inc.
       112 NE 41st Street, Suite 106
       Miami, FL 33137

                                                        Re: Gaucho Group
Holdings, Inc.
                                                            Form 10-K for the
year ended December 31, 2021
                                                            File No. 001-40075

       Dear Maria Echevarria:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K/A for the year ended December 31, 2021

       Report of Independent Registered Public Accounting Firm, page F-2

   1. We note that the audit report does not address critical audit matters identified, if any.
                                                        Please revise to comply
with AS 3101.
       Note 2. Summary of Significant Accounting Policies
       Accounts Receivable, page F-13

   2. Please include a discussion of the non-current portion of accounts receivable, including the terms of the
receivables and whether or not you have experienced or anticipate collection issues.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Maria Echevarria
Gaucho Group Holdings, Inc.
November 9, 2022
Page 2

      You may contact William Demarest at (202) 551-3432 or Kristi Marrone at
(202) 551-
3429 with any questions.



FirstName LastNameMaria Echevarria                      Sincerely,
Comapany NameGaucho Group Holdings, Inc.
                                                        Division of Corporation
Finance
November 9, 2022 Page 2                                 Office of Real Estate &
Construction
FirstName LastName